

Mail Stop 4631

December 23, 2010

**via U.S. mail and facsimile**

Crit S. DeMent, CEO
LEAF Asset Management, LLC
110 South Poplar Street, Suite 101
Wilmington, Delaware 19801

   **RE: LEAF Equipment Finance Fund 4, L.P.**
     **Form 10-K for the Fiscal Year Ended December 31, 2009**
     **Filed April 2, 2010**
     **File No. 0-53667**

Dear Mr. DeMent:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. In future filings, please revise the cover to indicate that the units of limited partnership interests are registered under Section 12(g) of the '34 Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unit Holder Matters, page 45

2. In future filings, please provide the full address of the General Partner. See Item 403(a) of Regulation S-K.

Forms 8-K filed May 24, 2010 and August 23, 2010

3.  We note your disclosure that you completed a $92.7 million term securitization on May 18, 2010 pursuant to which your subsidiary issued three classes of notes. Supplementally explain why you did not file the agreements governing the securitization transaction and the form of each note. To the extent that you entered into material definitive agreements in connection with the transaction, explain why you did not provide disclosure under Item 1.01 of Form 8-K. Provide similar explanations with respect to the August 17, 2010 securitization transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief